High Power



High Frequency


100 GHz
Critical

High Performance

MERRIMAC

About the Cover

High Power, High Frequency and High Performance are competencies embedded in our three platforms for growth that drive customer value and enable Merrimac to consistently meet and exceed the demanding needs and expectations of our Defense, Satcom and Wireless Communications customers.



High Power

Our thermal management design and processes enable Merrimac products to achieve power levels greater than 500 watts.



High Frequency

Our products operate efficiently across high frequency bands up to 100 GHz, an ever-growing marketplace requirement.



High Performance

Our focus on Technology Innovation and Process Excellence delivers solutions that perform without failure in all mission-critical environments and under extremely demanding conditions.

About Merrimac Industries, Inc.

As an innovative and trusted customer-driven technology enterprise, Merrimac Industries designs, manufactures and assembles enhanced, customized state-of-the-art microtechnology and RF microwave components, sub-assemblies and integrated modules for the worldwide Defense, Satellite and Wireless Communications market segments.

And, as an ISO 9001:2000 Certified company, we are committed to not only meeting but exceeding the rigorous quality and reliability expectations of our diversified customers through consistently providing them with

Total Integrated Packaging Solutions®.

	2003*	2002	2001	2000	1999
Net sales	$ 27,322,096	$ 24,570,332	$ 25,792,631	$23,035,682	$20,397,031
Operating income (loss)	(856,026)	(1,722,764)	(112,988)	444,221	497,626
Income (loss) before income taxes	(1,023,473)	(1,898,467)	(95,921)	385,056	277,255
Net income (loss)	(914,473)	(2,135,467)	24,079	315,056	242,255
Net income (loss) per share:					
Basic	$ (.29)	$ (.69)	$ .01	$ .15	$ .14
Diluted	$ (.29)	$ (.69)	$ .01	$ .14	$ .14
Weighted average shares outstanding:					
Basic	3,120,557	3,073,703	2,623,924	2,134,542	1,746,968
Diluted	3,120,557	3,073,703	2,735,789	2,309,807	1,765,831
Current ratio	2.7	1.3	1.3	3.0	1.8
Working capital	$ 7,317,574	$ 3,614,941	$ 3,873,616	$ 9,404,900	$ 4,250,555
Total assets	34,884,639	36,486,896	36,992,692	27,513,784	20,841,114
Stockholders' equity	24,837,741	24,702,100	22,053,626	21,904,292	13,501,291

*All fiscal years presented herein contain 52 weeks, except fiscal year 2003 which consists of 53 weeks.

Net Sales
($ in millions)


30
25
20
15
10
5
0
01
02
03

Backlog
($ in millions)


15
12
9
6
3
0
01
02
03

Capital Expenditures
($ in millions)


12
10
8
6
4
2
0
01
02
03

Depreciation & Amortization
($ in millions)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
01
02
03

Research & Development
($ in millions)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
01
02
03



To Our Stockholders

In 2003, our Company continued to face the challenges of a difficult global economy and its impact, to varying degrees, on the Defense, Satellite Communications (Satcom) and Wireless Communications markets we serve. While we view the year as one of under-performance, economic indicators during the year increasingly signaled an improving economy and the potential for a solid rebound in our market sectors.

In the challenging business environment we faced in 2003 and 2002, we have never lost nor compromised our strategic vision for the Company.

In the widely regarded best-selling business book, *Built to Last*, the authors-James C. Collins and Jerry I. Porras-conclude that visionary companies "display a remarkable resiliency, an ability to bounce back from adversity".

As Merrimac enters its 50th Anniversary Year in 2004, we believe that spirit of resiliency has been a key to our history, a core strength during the last two years, and an embedded characteristic of our corporate culture that will help shape the years to come as we plan for further changes in our marketplace and develop new customer-driven products.

Much of 2003 saw a continuation of 2002's economic difficulties. Our response, which included restructuring and streamlining operations, proved beneficial.

In fiscal 2003, sales of $27.3 million set a new record for the Company and backlog of $12.4 million at year-end 2003 increased by 23.4% over 2002. A strong Defense segment along with some pick-up in Wireless Communications culminated in a strong fourth quarter and profitable operating results. This quarterly performance was the first profitable one in the last five quarters and also established a quarterly sales record for the company.

While one quarter is not a trend, it is a big first step to significantly improving our operating performance. Increased utilization of manufacturing facilities, a favorable sales product mix, and continued cost containment, as well as the impact of increased rates applicable to certain U.S. Government contracts, drove gross margin improvement for the fourth quarter.

We have continued efforts to diversify Filtran Microcircuits technology into Wireless base stations and Defense markets. Filtran's High Frequency and High Performance competencies clearly differentiate and position the Company to better serve these markets.

Our three platforms for growth: RF Microwave, Multi-Mix® and Microwave micro-circuitry focus on providing unique solutions and delivering profitable value to our Key Accounts. We aggressively build enduring business relationships with these core customers, by delivering leading-edge products that make a meaningful contribution to their success and growth, which in turn increases our share of their business.

High Power, High Frequency and High Performance, all core competencies developed over our Company's lifetime and greatly enhanced over the last seven years, characterize these products. These same core competencies, when defined by market segments and niches, offer healthy business growth opportunities. This technical synergy provides reliable integrated solutions that can be built upon as the platform for improvements and enhancements to our next generation products.

We believe our continued focus on Customer Intimacy, Technology Innovation and Process Excellence promises to benefit our customers and our Company going forward. Our Key Account program, leading product development and never-ending process improvement, positions us well for what we hope will be a strong economic rebound in the general economy and our focused market segments. This multifaceted, well-defined operating strategy is the mainstay of our corporate culture and co-worker commitment. Our strategy delivers profitable value because it is based on meeting our Key Account customers' expectations and serving them in the manner in which they wish to be served.

High Power, High Frequency, High Performance — these competencies are reflected throughout our product portfolio of market application solutions as discussed and illustrated in this report. The vast majority of our solutions are RF and Microwave communication application challenges in frequency ranges up to 100 Gigahertz. Whether our products are part of Defense, Satcom or Wireless Communications, the applications are Mission-Critical and require "High-Reliability" from each of our three ISO 9001:2000 certified locations. We work toward contributing to our Key Account customers' success and that in turn leads to our own success. Customers have a growing awareness of the tangible value that Merrimac supplies.

During 2003, we focused on "Integrating the RF Base Station Path" by providing Multi-Mix® solutions and shipped 3G (Third Generation) infrastructure production orders for Multi-Mix PICO™ products used by one of the world's largest suppliers of wireless power amplifiers. We continue to ship these products in 2004.

In addition to wireless base station communications, Multi-Mix® products are currently under evaluation for applications in airborne electronic countermeasures, radar systems, smart antenna, satellite communications receiver modules, missiles, commercial Wi-Fi (Wireless Fidelity), WLANs (Wireless Local Area Networks) and the U.S. Department of Defense's (DoD) next generation fighter jet JSF (Joint Strike Fighter) and FCS (Future Combat Systems).

Merrimac customers prefer our value–added Multi-Mix® solutions to conventional approaches because it enables them to:

- Minimize considerable costs of design, test and measurement, packaging, and manufacturing, as well as the unpredictable follow-on costs typically associated with factory tuning and optimization.
- Utilize modules that integrate functionality. We dramatically reduce size, weight, cost, component count and optimize thermal management by providing leading-edge multifunction modules.
- Reduce the time and costs it takes to implement manufacturable and repeatable products.
- Outsource functions that are not considered their own core competencies, which in turn allow them to maintain focus on their core business competencies.

"Customers have a growing awareness of the tangible value that Merrimac supplies."

In the area of broadband communications, we are continuing to work on solutions that will bring multimedia Internet access to homes and offices through high frequency broadband systems.

Based upon our High Power, High Frequency and High Performance competencies, we once again were able to provide integrated value-added solutions in meeting or exceeding application specific customer requirements, which led to major Defense and Satcom orders in 2003.

Merrimac's High Power, High Frequency and High Performance competencies provide value for use in both Raytheon's X-Band Radar (XBR) Missile Defense Program and the Boeing GPS IIF Satellite Program. Both solutions required Merrimac to provide innovative designs with enhanced overall performance. Recently, Boeing exercised its first contract option for Merrimac to provide additional signal processing components on their space vehicles. This order is part of the previously announced contract from Boeing estimated to reach $4.4 million during its four year term.

Late last year marked the start of a new financing relationship between our Company and CIT Business Credit. Our credit facility provides us with the necessary resources and flexibility to help fuel our strategic growth plan. Both parties are pleased with the relationship and look forward to working together for years to come.

Unlike many other "suppliers", we have maintained an unwavering *commitment* and *partnership* to support the Defense market, and that has proven beneficial to our Company. We continue to focus on Department of Defense (DoD) initiatives and further seek to enhance our relationships and recognized heritage with the Defense industry. In order to better understand these dynamics and respond with innovative technology, in 2003 we welcomed Dr. Frank Fernandez to our Board of Directors. Dr. Fernandez was the former Director of Advanced Research Projects Agency (DARPA), the central research and development organization of the DoD. Under his leadership, DARPA served as the DoD's premier change leader, trailblazing paths in biological warfare defense, information security, and precision strike weapons and robotics.

As we look ahead, we believe 2004 will reflect continued improvement in the general economy and in the specific markets we serve. We have never compromised on our R&D efforts and have significant launches planned for customer need-driven product. The value proposition associated with implementation of these technology solutions to our Key Account customers will be clear and appreciated.

Merrimac is well positioned in the markets we serve to provide solid customer value. We are known for our leading-edge technology. We are respected for being reliable, through our state-of-the-art manufacturing processes and procedure controls.

Our reputation is rooted in consistently delivering products to our clients that meet and exceed their expectations for High Power, High Frequency, and High Performance. That is why we are optimistic about the prospect for our Company in 2004 and beyond. We thank our Stockholders, Customers, Partners, Suppliers and Co-workers for their continued support, confidence and commitment to our Company.

Sincerely,



Mason N. Carter
Chairman, President and Chief Executive Officer

High Power
High Frequency
High Performance

In 2003 Merrimac Industries successfully pursued its mission of developing and manufacturing leading-edge RF Microwave and Microtechnology products to customers in the Defense, Satellite (Satcom) and Wireless Communications markets.

These products are found in the components, assemblies, sub-assemblies, and integrated Micro-Multifunction Modules (MMFM®) that we design and develop for customers worldwide; customers that include The Boeing Company and Raytheon Integrated Defense Systems.

During 2003, Boeing awarded Merrimac a contract for Beamforming Networks and RF Microwave signal processing components to be used on Boeing's Global Positioning System (GPS) IIF Satellites. Under a contract from the United States Air Force, as many as twelve of these satellites could be built. That represents a potential contract value to Merrimac of $4.4 million. Through the first quarter of 2004, Boeing exercised options to purchase Merrimac products for the first six of the twelve space vehicles to be covered under the contract.

Also in 2003, Raytheon awarded Merrimac a $2.1 million contract for a variety of signal processing products to be used in Raytheon's X-Band Radar (XBR) program. The XBR is a high powered, phased-array radar system that is a key element in missile defense.

These orders highlight a year in which Merrimac benefited from an economic recovery in the markets we serve, and this was reflected in our full-year results. In 2003, a new record of $27.3 million in sales was achieved and our order backlog at year-end was 23.4% more than at year-end 2002.

This speaks to our resiliency in managing the business and operating challenges of a difficult global economy, our unwavering commitment to being a leader in miniaturization technology and our ongoing focus on the Defense and Satcom markets, while expanding in the Wireless Communications market.

Our strength lies in the 50-year history and heritage of our company. Over those years, Merrimac has consistently developed and manufactured quality products that delivered **High Power, High Frequency, High Performance** solutions to our customers. As their needs changed and evolved, so too did our product offerings.

...nology

In the Defense and Satcom markets, Merrimac's RF Microwave signal processing components are found in a diverse array of applications ranging from national missile defense systems to fighter jets, electronic warfare, shipboard radar communications and other mission-critical applications. Almost all satellites in orbit today carry aboard some Merrimac technology.

Throughout our 50 years, Merrimac has, continuously and without interruption, served Defense and Satcom. Today Defense and Satcom customers want components and



Merrimac provides High Performance, *mission-critical solutions for many of today's Missile Defense Programs.*



Merrimac's RF Microwave "High-Reliability" assembly cell located in West Caldwell, NJ.

Automatic "pick and place" equipment inserts electronic components into integrated modules with precision and speed by computing the exact center and alignment of components and verifying the dimensional accuracy.



subsystems that meet higher integration and performance standards in smaller, lighter and less costly to produce integrated modules.

These products must have exceptional shielding properties and must be able to function without failure in environments with wide temperature changes and high levels of shock and vibration. Equally important, these customers want to do business with suppliers who have been, and will continue to be, committed long-term to Defense and Satcom, a requirement that Merrimac clearly satisfies.

To meet the evolving needs of these customers, especially in terms of more cost effective products, we took a critical look at every aspect of operations to determine how labor, inefficiency and any unnecessary costs could be driven from design, development and manufacturing, and how different materials could be used. This resulted in a top-to-bottom reengineering on which Merrimac embarked in early 1997.

Every aspect of the Company was impacted beginning with a change in our culture. Designers were challenged to learn new design techniques and processes, and provide the input required for implementation. Technicians were similarly charged to produce recommendations on how production tasks could be streamlined.

Merrimac also made a strategic decision to expand into a new technology. To do so, we invested in a revitalized and aggressive Research and Development program that brought forth our Multi-Mix® Microtechnology and earned Merrimac recognition as a world leader in multilayer microwave circuits.

To bring this R&D achievement to marketable reality, we also made investments in automated manufacturing equipment that would produce substantial long-term improvements in efficiency and reduce costs. In addition, we embarked on new customer relationship management practices to produce and serve a new customer base in Wireless Communications.

Through a sustained and concentrated effort, we accomplished these changes while at the same time continuing to support our customers' needs. To this day, we continue to pursue process improvement initiatives that further increase our productivity and efficiency.

And we have continued to develop this robust and innovative Multi-Mix® Microtechnology resulting in the 2001 introduction of our Multi-Mix PICO™ product line, for which we have just received Notice of Allowance from the United States Patent and Trademark Office. Bringing together advantages in manufacturing, repeatability and performance, Multi-Mix PICO™ reduces the size of conventional multilayer products by 84 percent, along with a corresponding reduction in weight, without any loss of power or performance.

From this R&D initiative, we have successfully entered Wireless Communications with a family of products designed for use in wireless base station infrastructure. Merrimac products are used in power amplifiers, tower top antenna, in-building and other signal processing systems.

Integration

In addition to reengineering the Company, revitalizing R&D and introducing new technology and products, we adopted a

Multi-Mix® Costa Rica high volume, state-of-the-art operation providing proprietary multilayer microtechnology.





Merrimac Costa Rica "High-Reliability" assembly cell replicates the West Caldwell, NJ facility enabling both facilities to share the same designs, electronic files, policies, procedures and training to ensure process consistency.

Raytheon High Frequency *X-Band Radar (XBR) is a* High Powered, High Performance *phased-array radar system designed to meet near-term ballistic missile threats.*



holistic business model to serve our customers and markets. The benefit of this has been to greatly enhance our ability to manufacture large quantities of components at reduced costs.

We serve our Defense, Satcom and Wireless Communications customers with High Power, High Frequency, High Performance solutions from all three Merrimac operating centers.

To accomplish this, Merrimac utilizes its facility in San Jose, Costa Rica which is able to produce the full range of our products in a very cost effective manner. To meet customer needs for very fine-line circuits, especially those used in high frequency millimeter-wave systems, we utilize the capabilities of our Subsidiary Filtran Microcircuits in Ottawa, Ontario, Canada.

Through these resources, along with an expansion of our West Caldwell headquarters facility, where the principal focus is on overall simulations and design, manufacturing, test, documentation and project management, we offer customers a dynamic enterprise-wide source for a broad array of signal processing technology and products.

Our core competencies are in the critical areas of High Power, High Frequency, High Performance product capabilities.

High Power competencies are manifested in our thermal management design and process capabilities which enable us to provide high power products that can achieve power levels greater than 500 watts.

High Frequency competencies are seen in the ability of our products to efficiently operate across high frequency bands of up to 100 GHz.

High Performance competencies are found across-the-board in our technology and our products, ensuring solutions that perform without failure in all mission-critical environments and under extremely demanding conditions.

These competencies are the key value drivers that enable Merrimac to meet the demanding needs of customers in all market sectors. Since by its nature our business is always forward-looking, these competencies will be even more valuable in the future.

Responsiveness

Defense customers, Satcom customers and Wireless Communications customers all want smaller, lighter, more cost effective and highly-integrated components, systems and subsystems for future applications.

At this time, Merrimac has initiated a development program with a major MMIC (Monolithic Microwave Integrated Circuit) supplier to design and manufacture several "integrated surface mount Multi-Mix® modules". These modules combine high frequency design with high power Multi-Mix® integration and could have various Defense applications.

Another development program is underway with an international provider of products used in wireless base stations. Our design will have all three attributes — High Power, High Frequency, High Performance — supporting our strategy for "Integrating the RF Base Station Path". This allows wireless base stations to communicate with each other, or to provide broadband communications between communication points such as tower-to-tower, tower-to-home and satellite-to-home.

Integrating the RF Base Station Path



Our focused strategy replaces traditional and costly conventional base station solutions optimizing our creative designs, microtechnology and cost effective processes.



Discrete RF Components
Integrated Micro-Multifunction Modules (MMFM®)

Multi-Mix® Microtechnology replaces discrete devices and components with integrated Micro-Multifunction Modules, resulting in reduced size and weight, higher and repeatable performance and significantly reduced assembly time and cost.

From Global Positioning Satellites to the Joint Strike Fighter to Adaptive Cruise Control radar and Homeland Security, Merrimac is actively supporting our customers and the end-use products that they produce. We become partners in their success, which is the cornerstone of our Key Accounts strategy-to grow as our largest customers grow. We look to increase "customer share" by meeting and exceeding their expectations and to contribute a value dimension that, in turn, helps them meet and exceed their customers' expectations. In this way, we build long-term, mutually beneficial customer relationships.

For our prime contractor customers in Defense and Satcom, we deliver highly customized solutions that are designed for specific applications under very specific design criteria and rigid requirements. For original equipment manufacturing customers in the Wireless Communications market, we provide broad design applications that result in products suited for mass production.

For most customers, Merrimac must be a "qualified" supplier, continually demonstrating our ability to meet their demanding design and manufacturing standards. For Defense contractors, we are a mission-critical supplier. For Aerospace companies, our products meet the high reliability standards of space. In Wireless Communications, we are being "qualified" and are supplying solutions to an ever-increasing number of major OEMs.

This qualification process brings with it subtle, yet very important differences. In Defense and Satcom, we must have the technology and process excellence to support custom applications in design, manufacturing and testing. In Wireless Communications, we must have the technology and process excellence to support large volume production requirements.

[illegible] Business to [illegible] Customers' Needs

Our enterprise-wide solution is designed to seamlessly address our customers' needs.

The synergies that result from our operating structure enable Merrimac to pursue a process-oriented business model rather than being an assembler of component products. We match the talent and resources of each location to the customers' product objectives. We use state-of-the-art computer design, modeling and simulation to enable our co-workers to work with their customer colleagues in real time via video and teleconferencing. All Merrimac facilities are ISO 9001:2000 certified and have the latest equipment and processes to ensure smooth and efficient delivery of our High Power, High Frequency, High Performance products.

This enterprise-wide integration reflects a vision of Merrimac that has been supported by significant investments. Investments in R&D, in people and in technology, equipment and facilities. Investments that reengineered and refocused the Company. Investments that strengthened our competencies, accelerated our growth, broadened our business horizons, and positioned Merrimac to continue to serve our customers with RF Microwave, Multi-Mix® Microtechnology and Filtran Microwave micro-circuitry solutions that meet tomorrow's technology needs.

Automated milling equipment processing metal backed plates used for High Power *thermal management.*


VMC

Collimated light exposure system automatically exposes and registers a circuit on a panel array providing fine line and gaps demanded in High Frequency *applications.*



As part of the Global Positioning System (GPS) IIF team, Merrimac supplies complex beamforming networks to The Boeing Company.



[illegible] of Contents

[illegible] 1993 to 2003 ($ in millions)



$30
25
20
15
10
5
0
93
94
95
96
97
98
99
00
01
02
03
For the last seven years, under the strategic vision, direction and guidance of Chairman, President and CEO Mason N. Carter, Merrimac sales have risen dramatically while investing in and aligning its business processes to meet future market demands for its products and services.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity, and revenues and expenses. These assumptions and estimates are inherently uncertain. The management judgments that are currently the most critical are related to the accounting for the Company's investments in Multi-Mix® Microtechnology, contract revenue recognition, inventory valuation, valuation of goodwill and valuation of deferred tax assets. Below we describe these policies further as well as the estimates and policies involved.

The following is a summary of the carrying amounts of the Multi-Mix® Microtechnology net assets included in the Company's consolidated financial statements at January 3, 2004 and the related future planned purchases and lease obligation commitments through January 2006.

Net assets:	
Property, plant and equipment, at cost	$14,118,000
Less accumulated depreciation and amortization	4,054,000
Property, plant and equipment, net	10,064,000
Inventories	592,000
Other assets, net	322,000
Total net assets at January 3, 2004	$10,978,000
Commitments:	
Planned equipment purchases for 2004	$ 600,000
Lease obligations through January 2006	617,000
Total commitments	$ 1,217,000
Total net assets and commitments	$12,195,000

Due to economic and market conditions in the wireless telecommunications industry, the system service providers have significantly reduced their capital equipment purchases from our customers. These circumstances have caused the Company's customers to delay or cancel certain Multi-Mix® Microtechnology product purchases that had been anticipated for 2003. While the Company continues to pursue new business opportunities, a continued delay or reduction from anticipated levels in new orders for these products would require the Company to reassess the carrying value of such assets or pursue alternatives (including a potential write-off) related to the utilization or realization of these assets and commitments, the result of which could be materially adverse to the financial results and position of the Company. The Company has determined no provision is required at this time.

The Company's planned equipment purchases and other commitments are expected to be funded through a $5,000,000 revolving credit facility, which expires October 8, 2006, and supplemented by cash resources and cash flows that are expected to be provided by operations.

Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion. The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured.

Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow-moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations. As of January 3, 2004, the Company held inventories valued at $3,188,000, that is net of a $1,787,000 valuation allowance for obsolescence and cost overruns, which is based upon a valuation methodology consistently applied.

With the adoption of SFAS No. 142 by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill is subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company performed the annual assessment during the fourth quarter of 2003 and determined there was no impairment.

The Company currently has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance (or write-down) is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company's 2002 net loss weighed heavily in the overall assessment. As a result of our assessment, the Company established a full valuation allowance for its remaining net domestic deferred tax assets at December 28, 2002. This policy continued throughout fiscal year 2003.

CONSOLIDATED STATEMENTS OF OPERATIONS SUMMARY

The following table displays line items in the Consolidated Statements of Operations as a percentage of net sales.

	Percentage of Net Sales		
	Years Ended		
	January 3, 2004	December 28, 2002	December 29, 2001
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	61.3	57.4	48.5
Selling, general and administrative	34.9	36.4	37.0
Research and development	6.4	11.1	13.1
Restructuring charges	.6	2.1	—
Amortization of goodwill	—	—	.6
Reincorporation charge	—	—	1.3
	103.2	107.0	100.5
Operating loss	(3.2)	(7.0)	(.5)
Interest and other (expense) income, net	(1.0)	(.7)	.1
Gain on disposition of assets	.4	—	—
Loss before income taxes	(3.8)	(7.7)	(.4)
Provision (benefit) for income taxes	(.4)	1.0	(.5)
Net income (loss)	(3.4)%	(8.7)%	.1%

2003 COMPARED TO 2002

Consolidated results of operations for 2003 reflect an increase in net sales from the prior year of $2,752,000 or 11.2% to $27,322,000. This increase was primarily attributable to a $2,548,000 increase in the electronic components segment attributable to improved orders in the Company's defense and satellite business offset by a decrease in net sales of microwave micro-circuitry products of $257,000 of the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI"). The decrease in 2003 FMI sales was due to continued softness in the telecommunications sector that FMI serves, principally millimeter-wave applications for wireless broadband solutions.

Orders of $29,673,000 were received during 2003, an increase of $6,916,000 or 30.4%, compared to $22,757,000 in orders received during 2002. As a result, backlog increased by $2,351,000 or 23.4% to $12,395,000 at the end of 2003, compared to $10,044,000 at year-end 2002.

The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego certain purchases of the Company's products and this trend is expected to continue in the near term. However, the

Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2004, although there are no assurances they will do so. The Company also anticipates increasing levels of orders during 2004 and for fiscal year 2005 for its Multi-Mix® Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. The Company expects that previous weaknesses in the telecommunications sector that FMI serves will improve in 2004.

Consolidated cost of sales increased $2,641,000 or 18.7%, and as a percentage of net sales increased 3.9 percentage points to 61.3%, for 2003. Cost of sales increased $1,943,000 (which includes lower intersegment purchases from FMI of $461,000) for 2003 in the electronic components segment, resulting from additional production costs above anticipated costs, competitive pricing, and higher manufacturing costs that were attributable to increases in depreciation and other occupancy expenses related to the expansion of the Company's West Caldwell, New Jersey and Costa Rica manufacturing production facilities. Cost of sales increased $237,000 during 2003 in the microwave micro-circuitry segment, due to higher material and labor costs.

Depreciation expense included in 2003 consolidated cost of sales was $2,778,000, an increase of $531,000 compared to 2002. For 2003, approximately $1,650,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. Other increases in depreciation expense were a result of capital equipment purchases in the current and prior years and the commencement of depreciation expense associated with the West Caldwell, New Jersey 19,200 square-foot building expansion, which was placed into service during the first quarter of 2002. During the third quarter of 2002, depreciation and amortization expense commenced on the recently completed 36,200 square-foot Multi-Mix® manufacturing facility in San Jose, Costa Rica.

Consolidated gross profit for 2003 was impacted by the items referred to in the above discussion of consolidated cost of sales and depreciation expense. Consolidated gross profit for 2003 was $10,577,000 or 38.7% of net sales compared to consolidated gross profit of $10,466,000 or 42.6% of net sales for 2002. Gross profit for 2003 for the electronic components segment increased by $604,000 or 6.8% to $9,500,000, which represented 39.6% of segment net sales of $23,962,000, compared to a gross profit of $8,896,000 or 41.5% of segment net sales of $21,415,000 in 2002. Gross profit for 2003 included revenue of $226,000 related to the settlement of rate increases on prior year contract costs. Gross profit for 2003 for the microwave micro-circuitry segment decreased by $494,000 to $1,076,000 which represented 29.0% of segment net sales of $3,709,000, compared to $1,570,000 or 39.6% of segment net sales of $3,966,000 in 2002. FMI sales include intersegment sales of $349,000 and $810,000 in 2003 and 2002, respectively.

Consolidated selling, general and administrative expenses of $9,536,000 for 2003 increased by $586,000 or 6.6%, and when expressed as a percentage of net sales, decreased by 1.5 percentage points to 34.9% compared to 2002. The dollar increases were primarily due to the $400,000 of additional fees and costs (including accelerated amortization of deferred financing costs) incurred related to the amendment of the Company's prior bank facilities incurred in the second quarter of 2003, and the higher commissions, selling and other professional fee costs incurred throughout 2003.

Research and development expenses for new products were $1,737,000 for 2003, a planned decrease of $992,000 or 36.4% compared to 2002. Except for $163,000 of research and development expenses at FMI, a decrease of $325,000 from 2002 levels, substantially all of the research and development expenses were related to Multi-Mix® Microtechnology and Multi-Mix PICO™ products.

During 2003 the Company reduced its headcount by 14 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges aggregating $160,000, consisting of severance and certain other personnel costs during the last three quarters of 2003. As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 28 persons, principally involved in production, manufacturing support and sales. The Company recorded personnel restructuring charges of $240,000 and $270,000 consisting of severance and certain other personnel costs, during the second and fourth quarters of 2002 which increased the Company's net loss by $510,000.

Consolidated operating loss for 2003 was $856,000. Operating loss for the electronic components segment for 2003 was $860,000, which included the effect of charges associated with the personnel restructuring charges of $160,000 in the last three quarters of 2003. In the fourth quarter of 2003, $210,000 of income resulted from revenue related to the settlement of rate increases on prior year contract costs. Operating loss for the electronic components segment for 2002 was $1,792,000 after the $468,000 personnel restructuring charges in the second and fourth quarters of 2002. Operating income for the microwave micro-circuitry segment was $4,000 in 2003 compared to operating income of $70,000 for 2002, after inclusion of the $42,000 second quarter personnel restructuring charge.

Net interest expense was $271,000 for 2003, which compares to net interest expense of $176,000 for 2002. Interest expense for 2003 was principally incurred on borrowings under mortgage and term loans taken out during fiscal year 2002 and the revolving line of credit, and term loans which the Company refinanced during the fourth quarter of 2003 at higher interest rates. Interest expense for 2002 was principally incurred on borrowings under a revolving credit facility and mortgage loan in connection with capital equipment purchases and the building expansion constructed during fiscal year 2001.

An income tax benefit of $109,000 was recorded for 2003, with an effective tax rate of 10.7%, compared to an income tax provision of $237,000 that was recorded for 2002 related to recording a partial income tax benefit of $282,000 on the 2002 operating loss and tax credits of $132,000 associated with research and development expenditures offset by the impact of providing a $645,000 net valuation allowance against domestic net deferred tax assets. The 2003 tax benefit recorded represents deferred tax benefits associated with FMI's research and development expenses incurred in Canada. No domestic tax benefits have been recorded in 2003.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000 in fiscal year 2002. The Company increased its domestic deferred tax asset valuation allowance by $200,000 to $1,550,000 in fiscal year 2003. The Company's domestic net deferred tax assets have been fully reserved as of January 3, 2004.

During the year ended December 28, 2002, the Company completed the first of the impairment tests of goodwill required under SFAS No. 142, which was adopted effective December 30, 2001. Under these rules, goodwill is no longer subject to amortization but is reviewed for potential impairment annually or upon the occurrence of an impairment indicator. Goodwill of approximately $3,100,000, which arose from the acquisition of FMI in 1999, was previously being amortized on a straight-line basis over twenty years.

The Company recorded a net loss for 2003 of $914,000 compared to a net loss of $2,135,000 for 2002. On a per share basis, the Company recorded a net loss of $.29 per share for 2003 compared to a net loss of $.69 per share for 2002.

The weighted average number of basic shares outstanding increased by approximately 47,000 shares or 1.5% for 2003 compared to 2002. The increase in shares outstanding was primarily due to the issuance of 528,413 shares to DuPont Electronic Technologies during the first quarter of 2002 partly offset by the repurchase of 82,100 shares of stock during the second half of 2002.

2002 COMPARED TO 2001

Consolidated results of operations for 2002 reflect a decrease in net sales from the prior year of $1,223,000 or 4.7% to $24,570,000. This decrease was primarily attributable to a decrease in net sales of microwave micro-circuitry products of $1,254,000 from the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI"), offset by a small increase of $32,000 in net sales of electronic components. The decrease in 2002 FMI sales was due to softness in the telecommunications sector that FMI serves, principally millimeter-wave applications for wireless broadband solutions.

Orders of $22,757,000 were received during 2002, a decrease of $4,252,000 or 15.7%, compared to $27,009,000 in orders received during 2001. As a result, backlog decreased by $1,812,000 or 15.3% to $10,044,000 at the end of 2002, compared to $11,856,000 at year-end 2001. The reductions in orders and backlog reflect significant weakness in certain communications markets that are served by the Company.

The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego purchases of the Company's products. This is reflected in the decrease in the Company's backlog. However, the Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2003, although there are no assurances they will do so. The Company also anticipates increasing levels of orders during 2003 and for fiscal year 2004 for its Multi-Mix® Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. The Company expects that weakness in the telecommunications sector that FMI serves will continue into 2003.

Consolidated cost of sales increased $1,591,000 or 12.7%, and as a percentage of net sales increased 8.9 percentage points to 57.4%, for 2002. Cost of sales increased $2,374,000 (which includes increased intersegment purchases from FMI of $534,000) for 2002 in the electronic components segment, resulting from higher manufacturing costs that were attributable to increases in insurance expense, depreciation, rent and other occupancy expenses, inventory reserves and underabsorbed manufacturing overhead expenses related to the expansions of the Company's West Caldwell, New Jersey and Costa Rica manufacturing production facilities. Cost of sales declined $249,000 during 2002 in the microwave micro-circuitry segment, resulting from the approximately 15.4% decline in segment sales in 2002 compared to 2001. As a result of changes in the specifications of certain products and the development of those products during the fourth quarter of 2002, the Company wrote down the value of its inventory by approximately $400,000.

Depreciation expense included in 2002 consolidated cost of sales was $2,247,000, an increase of $334,000 compared to 2001. For 2002, approximately $868,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. Other increases in depreciation expense were a result of higher capital equipment purchases in the current and prior years and the commencement of depreciation expense associated with the West Caldwell, New Jersey 19,200 square-foot building expansion, which was placed into service during the first quarter of 2002. During the third quarter of 2002, depreciation and amortization expense commenced on the recently completed 36,200 square-foot Multi-Mix® manufacturing facility in San Jose, Costa Rica.

Consolidated gross profit for 2002 was impacted by the items referred to in the above discussion of consolidated cost of sales. Consolidated gross profit for 2002 was $10,466,000 or 42.6% of net sales compared to consolidated gross profit of $13,279,000 or 51.5% of net sales for 2001. Gross profit for 2002 for the electronic components segment decreased by $2,343,000 or 20.8% to $8,896,000 which represented 41.5% of segment net sales of $21,415,000, compared to a gross profit of $11,238,000 or 52.6% of segment net sales of $21,383,000 in 2001. Gross profit for 2002 for the microwave micro-circuitry segment decreased by $471,000 to $1,570,000 which represented 39.6% of segment net sales of $3,966,000, compared to $2,041,000 or 43.5% of segment net sales of $4,686,000 in 2001. FMI sales include intersegment sales of $810,000 and $276,000 in 2002 and 2001, respectively.

Consolidated selling, general and administrative expenses of $8,950,000 for 2002 decreased by $581,000 or 6.1%, and when expressed as a percentage of net sales, decreased by 0.6 percentage points to 36.4% compared to 2001. The dollar decreases resulted from decreases in sales commission expenses, personnel recruitment costs, marketing expenses, goodwill amortization and other administrative expenses for 2002. The fourth quarter and fiscal year 2002 operating losses were primarily attributable to reduced sales resulting from the continuing economic slowdown especially in the areas served by the Company, and were further impacted because selling, general and administrative expenses and research and development expenses did not decrease proportionally in relation to the reduced sales.

Depreciation and amortization included in selling, general and administrative expense was $648,000 for 2002, which included approximately $272,000 of depreciation expense associated with the new Multi-Mix® production facility in Costa Rica that went into service in August 2002.

Research and development expenses for new products were $2,729,000 for 2002, a planned decrease of $653,000 or 19.3% compared to 2001. Except for $488,000 of research and development expenses at FMI, an increase of $56,000 over the 2001 levels, substantially all of the research and development expenses were related to Multi-Mix® Microtechnology and Multi-Mix PICO™ products.

Consolidated operating loss for 2002 was $1,723,000. As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 28 persons, principally involved in production, manufacturing support and sales. The Company recorded personnel restructuring charges of $240,000 and $270,000 consisting of severance and certain other personnel costs, during the second and fourth quarters of 2002 which increased the Company's net loss by $510,000 or $.17 per share. The Company has paid approximately $331,000 of these restructuring charges in 2002. Substantially all of the remaining restructuring charges will be paid during 2003. The Company reported a consolidated operating loss of $113,000 for 2001, which included the effect of charges associated with the reincorporation in Delaware of $330,000 recorded in the first quarter of 2001.

Operating loss for the electronic components segment for 2002 was $1,793,000, which included the effect of charges associated with the personnel restructuring charges of $198,000 and $270,000 in the second and fourth quarters. Operating loss for the electronic components segment for 2001 was $319,000, after the $330,000 reincorporation charge in the first quarter of 2001. Operating income for the microwave micro-circuitry segment was $70,000 in 2002, after inclusion of the $42,000 second quarter personnel restructuring charge, compared to operating income of $206,000 for 2001.

Net interest expense was $176,000 for 2002, which compares to net interest income of $17,000 for 2001. Interest expense of $222,000 was capitalized to property, plant and equipment during 2001. Interest expense for 2002 was principally incurred on borrowings under the Company's revolving credit facility and a mortgage loan in connection with capital equipment purchases and the building expansion constructed during fiscal year 2001 and placed in service during 2002.

An income tax provision of $237,000 was recorded for 2002 related to recording a partial income tax benefit of $282,000 on the current year operating loss and tax credits of $132,000 associated with research and development expenditures offset by the impact of providing a net valuation allowance against domestic net deferred tax assets.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000 in fiscal year 2002. As a result of this provision, the Company's domestic net deferred tax assets have been fully reserved as of December 28, 2002.

During the year ended December 28, 2002, the Company completed the first of the required impairment tests required under SFAS No. 142, which was adopted effective December 30, 2001, related to goodwill. Under the new rules, goodwill is no longer subject to amortization but it is reviewed for potential impairment upon adoption and thereafter annually or upon the occurrence of an impairment indicator. The annual amortization of goodwill, which would have approximated $150,000, is no longer required. Goodwill of approximately $3,100,000, which arose from the acquisition of FMI in 1999, was previously being amortized on a straight-line basis over twenty years. Amortization of goodwill of $149,000 was recorded for 2001.

The Company recorded a net loss for 2002 of $2,135,000 compared to net income of $24,000 for 2001. On a per share basis, the Company recorded a net loss of $.69 per share for 2002 compared to net income of $.01 per share reported for 2001.

The weighted average number of basic shares outstanding increased by approximately 450,000 shares or 17.2% for 2002 compared to 2001. The increase in shares outstanding was primarily due to the issuance of 528,413 shares to DuPont Electronic Technologies during the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company had liquid resources comprised of cash and cash equivalents totaling approximately $450,000 at the end of 2003 compared to approximately $3,600,000 at the end of 2002. The Company's working capital was approximately $7,300,000 and its current ratio was 2.7 to 1 at the end of 2003 compared to $3,600,000 and 1.4 to 1, respectively, at the end of 2002. At January 3, 2004 the Company had available borrowing capacity under its revolving line of credit of $3,750,000.

The Company's operating activities provided net positive cash flows of $1,093,000 during 2003 compared to positive cash flows of $1,484,000 during 2002. The primary reason for the positive operating cash flows in 2003 resulted from depreciation and amortization charges of $3,404,000 and a decrease in inventories. These positive cash flows were offset primarily by increases in accounts receivable and other assets made during 2003.

The Company made net capital investments in property, plant and equipment of $1,097,000 during 2003 (which excludes unpaid invoices for additional capital investments of $224,000 at January 3, 2004), compared to net capital investments made in property, plant and equipment of $2,858,000 during 2002. These capital expenditures are related to new production facilities and processing equipment capabilities in connection with the manufacturing of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix® Microtechnology was $10,064,000 at the end of 2003, a decrease of $409,000 compared to $10,473,000 at the end of fiscal year 2002.

In April 2001, the Company commenced borrowing under a $7,500,000 revolving credit facility with Fleet Bank, at an interest rate of one-half percent below the bank's floating prime rate. The weighted average interest rate on the borrowings under this facility during 2002 was 4.22%, and the interest rate was 3.75% at December 28, 2002.

The Company successfully completed a private placement of 528,413 shares of Company Common Stock on February 28, 2002 that raised $5,284,000 before offering expenses. From the proceeds of that offering, the Company repaid the $5,000,000 then outstanding under the revolving credit facility.

During the first quarter of 2002, the Company obtained an increase of $2,500,000 in the Company's lines of credit with Fleet Bank to a total of $10,000,000, $3,500,000 of which consisted of a first mortgage originally callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility.

In December 2002 the Company borrowed $2,720,000 under a seven-year term loan with Fleet Bank, which lowered the amount then available under its revolving line of credit to $3,780,000. The interest rate on the borrowings under this facility was 3.42% at December 28, 2002.

The Company had not made any borrowings under the Fleet Bank revolving credit facility since December 2002.

The provisions of the Fleet revolving credit and term loan agreement required the Company to maintain certain financial covenants. At December 28, 2002, the Company was not in compliance with certain of these covenants.

On April 17, 2003, the Company and Fleet Bank entered into bank modification agreements, that waived compliance with certain covenants and further amended the applicable terms of the agreements and covenants to reduce total availability and change maturity dates of the facility. The loan agreements contained a material adverse change clause, under which Fleet Bank, in its good faith opinion, could determine that the Company was in default under the agreements. The Company believed that this clause was a Subjective Acceleration Clause as indicated in EITF 95-22, and, based upon the Company's assessment under those guidelines, among other factors, had classified the amounts as a current liability at December 28, 2002.

On October 8, 2003, the Company completed the refinancing of its revolving credit and term loan obligations with a new credit facility provided by The CIT Group/Business Credit, Inc. ("CIT") that provides for a three-year secured revolving credit, term loan and letter of credit facility for $9,250,000. All obligations due to Fleet Bank were repaid from the proceeds of such refinancing. Management of the Company has implemented certain cost and capital expenditure reductions as a means to improve cash flow. The new revolving credit facility combined with the expected cash flows from operations should be sufficient to meet the Company's current obligations and to fund its currently contemplated operations during the next twelve months.

The new financing agreement with CIT consists of a $5,000,000 revolving line of credit, that is temporarily reduced by $750,000 until certain conditions are met, a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this new financing agreement, the Company was required to place, over the life of the loan, $1,500,000 as restricted cash with CIT. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). The revolving line of credit bears interest at the prime rate plus 1/2 percent (currently 4.50%). The principal amount of Term Loan A is payable in 60 equal monthly installments of $25,000 and bears interest at the prime rate plus one percent (currently 5.0%). The principal amount of Term Loan B is payable in 84 equal monthly installments of $32,738 and bears interest at the prime rate plus one percent (currently 5.0%). At January 3, 2004, the Company, under the terms of its agreement with CIT, elected to convert $1,200,000 of Term Loan A and $1,800,000 of Term Loan B to LIBOR interest rate loans. The weighted average and current interest rates on such LIBOR interest rate loans was 4.44%. The current LIBOR interest rate options expire on April 13, 2004 and are expected to be renewed for six months at that time. The revolving line of credit and the term loans are secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial covenants. The Company was in compliance with these covenants at January 3, 2004.

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2003 by approximately $1,900,000, and we anticipate that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2004 by approximately $2,000,000. The Company intends to issue up to $1,000,000 of purchase order commitments for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational during fiscal year 2004.

The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer. On March 31, 2003, the Company relinquished the balance of the space to its customer. The completion of these transactions resulted in a gain of $71,000 during the second quarter of 2003. In connection with the 2001 agreement, the Company received $450,000 from its customer. The Company reduced its facility occupancy expenses by approximately $22,000, $87,000 and $87,000 in 2003, 2002 and 2001, respectively.

RELATED PARTY TRANSACTIONS

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate of the Company's lending bank. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan, which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2003, the Company forgave $56,000 of principal and $7,000 of accrued interest and paid a tax gross-up benefit of $8,300. During 2002, the Company forgave $56,000 of principal and $12,000 of accrued interest and paid $10,700 for a tax gross-up benefit. During 2001, the Company forgave $56,000 of principal and $23,000 of accrued interest and paid a tax gross-up benefit of $11,000.

During fiscal years 2003, 2002 and 2001, respectively, the Company's General Counsel, KMZ Rosenman, was paid $359,000, $372,000 and $288,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of KMZ Rosenman but does not share in any fees paid by the Company to the law firm.

During fiscal years 2003, 2002 and 2001, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide outplacement services to the Company. The Company paid an aggregate of $40,000, $24,000 and $117,000 to these companies during 2003, 2002 and 2001, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During fiscal years 2003, 2002 and 2001, respectively, a director of the Company was paid $12,000, $36,000 and $40,300 for providing financial-related consulting services to the Company.

During each of fiscal years 2003, 2002 and 2001, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2003 and 2002, respectively, DuPont Electronic Technologies, a stockholder, was paid $109,000 and $36,000 for providing technological and marketing related personnel and services on a cost-sharing basis to the Company.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is priced at the fair market value of the Common Stock on the date of such grant. On June 24, 2003, non-qualified stock options to purchase an aggregate of 20,000 shares were issued to eight directors at an exercise price of $3.10 per share.

On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson certain Multi-Mix® products that incorporate active RF power transistors for use in certain wireless basestation applications, television transmitters and certain other applications that are intended for Bluetooth transceivers.

On October 26, 2000, the Company entered into subscription agreements for Common Stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI and Messrs. E. Cohen, Goldberg and Fuller, members of the Board (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25 which expired on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and Messrs. E. Cohen, Goldberg and Fuller purchased 5,000, 11,000 and 4,000 Units, respectively, for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales.

On February 28, 2002, the Company sold to DuPont Electronic Technologies 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, pursuant to the anti-dilution provisions of the Warrants issued in October 2000, the exercise price of the Warrants was reduced to $17.80 and the number of shares subject to the Warrants was increased to 429,775. The Warrants expired on October 26, 2003.

On October 1, 2002, EHI completed the sale of most of its microelectronics business to Infineon Technologies AG ("Infineon"). As part of this transaction, EHI transferred to Infineon 475,000 shares of the Company and the right to acquire 119,380 shares of the Company's Common Stock pursuant to the Warrants (which expired in October 2003), and EHI assigned to Infineon its rights in the various agreements between EHI and the Company, which were modified in certain respects pursuant to an agreement with Infineon.

Infineon, Adam Smith Investors and DuPont hold registration rights which give them the right to register certain shares of Common Stock of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. The Company's adoption of SFAS No. 143, effective December 29, 2002, did not have an impact on the Company's financial position or results of operations.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment is required for certain extinguishments as provided in APB Opinion No. 30. The statement also amended SFAS No. 13 for certain sale-leaseback and sublease accounting. The Company's adoption of SFAS No. 145, effective December 29, 2002, did not have an impact on the Company's financial position or results of operations.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," nullifies EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company's adoption of SFAS No. 146, effective for exit or disposal activities initiated after December 28, 2002, did not have an impact on the Company's financial position or results of operations.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The provisions of SFAS No. 148 were effective for the Company for interim periods beginning after December 28, 2002. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs. In addition, the Company is awaiting further guidance and clarity that may result from current FASB and International Accounting Standards Board stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition. The adoption of SFAS No. 148 did not have an impact on the Company's financial position or results of operations.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 expands on the accounting guidance of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of the Indebtedness of Others." The initial recognition requirements in this Interpretation are effective for periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's financial position or results of operations.

FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial authority or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for fiscal periods ending after December 15, 2003. The adoption of FIN 46 did not have an impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks associated with demand for and market acceptance of existing and newly developed products as to which the Company has made significant investments, particularly its Multi-Mix® products; general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Merrimac Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Merrimac Industries, Inc. as of December 29, 2001 and for the year then ended, were audited by other auditors who have ceased operations and whose report dated March 1, 2002, expressed an unqualified opinion on those statements, before the revisions in disclosures described below.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrimac Industries, Inc. as of January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("Statement") No. 142, Goodwill and Other Intangible Assets, effective December 30, 2001.

In addition, as described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142 which was adopted by the Company on December 30, 2001. Our audit procedures with respect to the disclosures in Note 1 relating to 2001 included (a) agreeing the previously reported net income (loss) and per share amounts to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense recognized in these periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss) and the related net income (loss) per share amounts. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the Company's consolidated financial statements for 2001 other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 consolidated financial statements taken as a whole.

Ernst & Young LLP

MetroPark, New Jersey

March 29, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Merrimac Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Roseland, New Jersey

March 1, 2002

This Report of Independent Certified Public Accountants is a copy of a previously issued Arthur Andersen LLP ("Andersen") report and has not been reissued by Andersen. The inclusion of this previously issued Andersen report is pursuant to the "Temporary Final Rule and Final Rule; Requirements for Arthur Andersen LLP Auditing Clients," issued by the U.S. Securities and Exchange Commission in March 2002. Note that this previously issued Andersen report includes references to certain fiscal years, which are not required to be presented in the accompanying financial statements as of and for the fiscal year ended January 3, 2004.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

	2003	2002	2001
OPERATIONS			
Net sales	$27,322,096	$24,570,332	$25,792,631
Costs and expenses:			
Cost of sales	16,745,329	14,104,256	12,513,621
Selling, general and administrative	9,536,144	8,950,284	9,531,583
Research and development	1,736,649	2,728,556	3,381,746
Restructuring charges	160,000	510,000	—
Amortization of goodwill	—	—	148,669
Reincorporation charge	—	—	330,000
	28,178,122	26,293,096	25,905,619
Operating loss	(856,026)	(1,722,764)	(112,988)
Interest and other (expense) income, net	(271,471)	(175,703)	17,067
Gain on disposition of assets	104,024	—	—
Loss before income taxes	(1,023,473)	(1,898,467)	(95,921)
Provision (benefit) for income taxes	(109,000)	237,000	(120,000)
Net income (loss)	$ (914,473)	$ (2,135,467)	$ 24,079
Net income (loss) per common share-basic and diluted	$ (.29)	$ (.69)	$ .01
Weighted average number of shares outstanding-basic	3,120,557	3,073,703	2,623,924
Weighted average number of shares outstanding-diluted	3,120,557	3,073,703	2,735,789
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ (914,473)	$ (2,135,467)	$ 24,079
Comprehensive income (loss):			
Foreign currency translation adjustment	986,351	63,873	(276,091)
Comprehensive income (loss)	$ 71,878	$ (2,071,594)	$ (252,012)

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

January 3, 2004 and December 28, 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 452,633	$ 3,610,798
Accounts receivable, net of allowance of $50,000 and $40,000, respectively	6,299,258	3,801,198
Income tax refunds receivable	135,520	300,914
Inventories, net	3,187,946	4,015,331
Other current assets	482,633	318,141
Deferred tax assets	1,055,000	945,000
Total current assets	11,612,990	12,991,382
Property, plant and equipment	37,203,977	36,420,776
Less accumulated depreciation and amortization	19,982,378	17,138,713
Property, plant and equipment, net	17,221,599	19,282,063
Restricted cash	1,500,000	—
Other assets	854,487	817,305
Deferred tax assets	573,000	905,000
Goodwill	3,122,563	2,491,146
Total Assets	$ 34,884,639	$ 36,486,896
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 954,405	$ 6,239,758
Accounts payable	1,629,136	1,554,517
Accrued liabilities	1,711,875	1,541,309
Income taxes payable	—	37,857
Total current liabilities	4,295,416	9,373,441
Long-term debt, net of current portion	4,208,106	429,420
Deferred compensation	88,362	123,452
Deferred liabilities	48,014	155,483
Deferred tax liabilities	1,407,000	1,703,000
Total liabilities	10,046,898	11,784,796
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share:		
Authorized: 1,000,000 shares		
No shares issued		
Common stock, par value $.01 per share:		
Authorized: 20,000,000 shares		
Issued: 3,202,991 shares in 2003 and 3,201,069 shares in 2002	32,030	32,011
Common stock warrants	—	837,200
Additional paid-in capital	18,686,914	17,841,970
Retained earnings	6,481,505	7,395,978
Accumulated other comprehensive income (loss)	723,158	(263,193)
	25,923,607	25,843,966
Less treasury stock, at cost - 82,100 shares in 2003 and in 2002	(573,866)	(573,866)
Less loan to officer-stockholder	(512,000)	(568,000)
Total stockholders' equity	24,837,741	24,702,100
Total Liabilities and Stockholders' Equity	$ 34,884,639	$ 36,486,896

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

	Common Stock Shares	Common Stock Amount	Common Stock Warrants(A)	Additional Paid-in Capital(B)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Loan to Officer-Stockholder	Total
Balance, December 30, 2000	2,805,373	$ 28,054	$ 837,200	$ 13,982,779	$ 9,507,366	$ (50,975)	208,904	$ (1,760,131)	$ (640,000)	$ 21,904,293
Net income					24,079					24,079
Exercise of options	53,876	539		344,807						345,346
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						(276,091)				(276,091)
Balance, December 29, 2001	2,859,249	28,593	837,200	14,327,586	9,531,445	(327,066)	208,904	(1,760,131)	(584,000)	22,053,627
Net loss					(2,135,467)					(2,135,467)
Exercise of options	10,975	110		105,440						105,550
Stock Purchase Plan sales	11,336	113		61,923						62,036
Sale of common stock	319,509	3,195		3,347,021			(208,904)	1,760,131		5,110,347
Purchase of common stock							82,100	(573,866)		(573,866)
Loan to officer-stockholder									(40,000)	(40,000)
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						63,873				63,873
Balance, December 28, 2002	3,201,069	32,011	837,200	17,841,970	7,395,978	(263,193)	82,100	(573,866)	(568,000)	24,702,100
Net loss					(914,473)					(914,473)
Stock Purchase Plan sales	1,922	19		7,744						7,763
Expiration of warrants			(837,200)	837,200						—
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						986,351				986,351
Balance, January 3, 2004	3,202,991	$ 32,030	$ —	$ 18,686,914	$ 6,481,505	$ 723,158	82,100	$ (573,866)	$ (512,000)	$ 24,837,741

(A) Common stock warrants expired October 26, 2003.

(B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ (914,473)	$(2,135,467)	$ 24,079
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,191,654	2,909,363	2,366,194
Amortization of deferred financing costs	211,661	—	—
Amortization of goodwill	—	—	148,669
Amortization of deferred income	(21,822)	(87,288)	(87,288)
Gain on disposition of assets	(104,024)	—	—
Deferred and other compensation	72,414	64,934	66,564
Deferred income taxes (benefit)	(42,000)	507,000	(80,000)
Changes in operating assets and liabilities:			
Accounts receivable	(2,365,009)	1,830,810	(14,923)
Income tax refunds receivable	169,083	(105,591)	(152,399)
Inventories	846,726	781,874	(1,169,669)
Other current assets	31,219	333,571	(307,488)
Deferred tax assets	(32,000)	130,000	(291,000)
Other assets	(248,842)	(141,232)	76,308
Accounts payable	176,432	(2,377,474)	212,286
Accrued liabilities	136,802	(78,996)	198,153
Income taxes payable	(38,356)	(230,417)	95,736
Deferred compensation	(43,504)	(41,250)	(50,178)
Other liabilities	67,107	124,174	205,885
Net cash provided by operating activities	1,093,068	1,484,011	1,240,929
Cash flows from investing activities:			
Purchases of capital assets	(1,265,888)	(2,857,664)	(10,876,662)
Proceeds from sales of capital assets	168,558	—	24,115
Net cash used in investing activities	(1,097,330)	(2,857,664)	(10,852,547)
Cash flows from financing activities:			
Borrowings under revolving credit facility	1,634,337	500,000	7,500,000
Borrowings under mortgage loan	2,750,000	3,500,000	—
Borrowings under term loan	1,500,000	2,720,000	—
Borrowings under lease facility	—	—	414,907
Restricted cash	(1,500,000)	—	—
Repayment of borrowings	(7,695,717)	(8,301,073)	(155,409)
Proceeds from the issuance of common stock and common stock warrants, net	—	5,110,347	—
Proceeds from the exercise of stock options	7,763	167,587	345,346
Repurchase of common stock	—	(573,866)	—
Net cash (used in) provided by financing activities	(3,303,617)	3,122,995	8,104,844
Effect of exchange rate changes	149,714	17,022	(74,182)
Net (decrease) increase in cash and cash equivalents	(3,158,165)	1,766,364	(1,580,956)
Cash and cash equivalents at beginning of year	3,610,798	1,844,434	3,425,390
Cash and cash equivalents at end of year	$ 452,633	$ 3,610,798	$ 1,844,434
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 6,500	$ 45,000	$ 280,000
Loan interest	$ 285,000	$ 269,000	$ 219,000
Non-cash activities:			
Unpaid purchases of capital assets	$ 224,000	$ 354,000	$ 529,245
Addition to loan to officer-stockholder	—	$ 40,000	—
Note payable for insurance premiums	$ 192,396	—	—

See accompanying notes.

1. Summary of significant accounting policies

Nature of business: The Company is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon(R) (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications.

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry.

Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. Because of their liquidity and short-term maturities, the carrying value of these financial instruments approximates their fair value.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Contract revenues: Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion. The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue, which amounted to $226,000 in 2003, are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured.

Warranties: Certain of the Company's long-term contracts have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. The Company accrues estimated warranty costs at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated. Warranty expense was approximately $162,000, $77,000 and $74,000 for 2003, 2002 and 2001, respectively. The warranty reserve at January 3, 2004 and December 28, 2002 was $150,000.

Allowance for doubtful accounts: The allowance for doubtful accounts receivable reflects the Company's best estimate of probable losses determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories: Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow moving and obsolete inventories when identified.

Foreign currency translation: The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except stockholders' equity accounts which are translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of stockholders' equity and accumulated other comprehensive income (loss). Realized foreign exchange transaction gains and losses, which are not material, are included in income.

Comprehensive income (loss): Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by or distributions to stockholders. The Company has determined that all of the comprehensive income (loss) impacting the Company is cumulative translation adjustments.

Depreciation and amortization: Depreciation and amortization is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial income statement purposes:

Land improvements	10 years
Building	25 years
Machinery and equipment	3 - 10 years
Office equipment, furniture and fixtures	5 - 10 years

Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at January 3, 2004 and December 28, 2002 amounted to $11,222,000 and $9,436,000, respectively.

Long-lived assets: The Company applies Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which superseded Financial Accounting Standards No. 121. Under Statement No. 144, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Goodwill: Goodwill represents the excess of cost over the fair value of net assets of an acquired business. Prior to 2002, the Company amortized this cost over a 20 year life using the straight-line method. With the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill is tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed at the "reporting unit" level by applying a fair value-based test. A reporting unit is defined as the same as, or one level below the operating segment level as described in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Under the two-step approach, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount of the reporting unit exceeds its fair value, the "implied" fair value (as defined in SFAS No. 142) of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives.

On an annualized basis, the adoption of this accounting standard reduced the amortization of goodwill by approximately $150,000 commencing in 2002 for the microwave micro-circuitry segment. The Company has performed the required initial assessment as of the beginning

1. Summary of significant accounting policies (continued)

of the 2002 fiscal year as well as the annual assessment during the fourth quarter of 2003 and 2002 and determined there was no impairment.

The changes in the carrying amount of goodwill for the fiscal years ended January 3, 2004 and December 28, 2002 are as follows:

	2003	2002
Balance, beginning of year	$ 2,491,146	$2,451,037
Foreign currency adjustment	631,417	40,109
Balance, end of year	$ 3,122,563	$2,491,146

The current impact that the adoption of SFAS No. 142 had on net income (loss) and net income (loss) per share for the years presented is as follows:

	2003	2002	2001
Reported net income (loss) for the period	$ (914,473)	$(2,135,467)	$ 24,079
Add back: Amortization of goodwill	—	—	148,669
Adjusted net income (loss) for the period	$ (914,473)	$(2,135,467)	$ 172,748
Basic net income (loss) per share:			
Reported net income (loss)	$ (.29)	$ (.69)	$ .01
Amortization of goodwill	—	—	.06
Adjusted net income (loss)	$ (.29)	$ (.69)	$ .07
Diluted net income (loss) per share			
Reported net income (loss)	$ (.29)	$ (.69)	$ .01
Amortization of goodwill	—	—	.05
Adjusted net income (loss)	$ (.29)	$ (.69)	$ .06

Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $102,000 in 2003, $175,000 in 2002 and $232,000 in 2001.

Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 25% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $60,000 in 2003, $182,000 in 2002 and $185,000 in 2001. In May 2003, the Company suspended its matching contributions to the Plan. The Board of Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. No discretionary contribution amounts were authorized for 2003, 2002 and 2001.

Stock-based compensation: In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an Amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of SFAS No. 148 during fiscal 2002 and adopted SFAS No. 148 effective December 29, 2002. SFAS No. 148 amends the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair-value based method of accounting had been applied (see Note 8). Since the Company generally grants options and rights to subscribe to purchase shares at the market price of the underlying share on the date of grant, it is not required to recognize compensation expense as a result of such grants.

The table below sets forth the pro forma net income (loss) and the pro forma net income (loss) per share information as calculated in accordance with Statement No. 148.

	2003	2002	2001
Net income (loss) - as reported	$ (914,473)	$(2,135,467)	$ 24,079
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	—	—	—
Less: Stock-based compensation expense determined using the fair value method, net of tax	(289,000)	(366,000)	(282,000)
Net loss - pro forma	$(1,203,473)	$(2,501,467)	$(257,921)
Basic earnings (loss) per share:			
As reported	$ (.29)	$ (.69)	$ .01
Pro forma	$ (.39)	$ (.81)	$ (.09)
Diluted earnings (loss) per share:			
As reported	$ (.29)	$ (.69)	$ .01
Pro forma	$ (.39)	$ (.81)	$ (.09)

The fair value of each of the options and purchase plan subscription rights granted in 2003, 2002, and 2001 was estimated on the date of grant using the Black-Scholes option valuation model.The following weighted average assumptions were utilized:

	2003	2002	2003
Expected option life (years)	2.6	2.4	2.9
Expected volatility	50.00%	45.00%	35.00%
Risk-free interest rate	3.00%	3.50%	4.00%
Expected dividend yield	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

1. Summary of significant accounting policies (continued)

Research and development: Research and development expenditures of $1,737,000 in fiscal 2003, $2,729,000 in fiscal 2002 and $3,382,000 in fiscal 2001 were expensed as incurred.

Deferred financing costs: During 2003, the Company capitalized $314,000 of deferred financing costs and is amortizing such amount over the life of the related debt. During 2002, the Company capitalized $209,000 of deferred financing costs, of which $200,000 was expensed during 2003 in connection with the new debt agreement described in Note 6.

Net income (loss) per share: Basic net income (loss) per common share is calculated by dividing net income (loss), less dividends on preferred stock, if any, by the weighted average common shares outstanding during the period. The calculation of diluted net income (loss) per common share is similar to that of basic net income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options and warrants, were issued during the reporting period to the extent they are not anti-dilutive.

Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Periodically, the additional week to make a 53-week year (fiscal year 2003 was the latest and fiscal year 2008 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

Recent Accounting Pronouncements: SFAS No. 143, "Accounting for Asset Retirement Obligations", requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. The Company's adoption of SFAS No. 143, effective December 29, 2002, did not have an impact on the Company's financial position or results of operations. SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment is required for certain extinguishments as provided in APB Opinion No. 30. The statement also amended SFAS No. 13 for certain sale-leaseback and sublease accounting. The Company adopted the provisions of SFAS No. 145, effective December 29, 2002. The adoption of SFAS No. 145 did not have an impact on the Company's financial position or results of operations.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," nullifies EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company adopted the provisions of SFAS No. 146, effective for exit or disposal activities initiated after December 28, 2002. The adoption of SFAS No. 146 did not have an impact on the Company's financial position or results of operations.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 expands on the accounting guidance of SFAS No. 5 "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of the Indebtedness of Others." The initial recognition requirements in this Interpretation are effective for periods ending after December 15, 2002. The adoption of FIN 45 did not have an impact on the Company's financial position or results of operations.

FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial authority or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for fiscal periods ending after March 15, 2004. The adoption of FIN 46 did not have an impact on the Company's financial position or results of operations.

2. Delaware reincorporation

On February 22, 2001, the Company (previously incorporated in the State of New Jersey) was reincorporated in the State of Delaware. In connection with the reincorporation, each share of Common Stock, par value $.50 per share, of the Company prior to the reincorporation was converted into one share of Common Stock, par value $.01 per share, of the Company, as reincorporated in Delaware. As a result of the reincorporation, the authorized capital stock of the Company was increased to 20 million shares of Common Stock, par value $.01 per share (from 5 million shares of Common Stock prior to the reincorporation), and one million shares of Preferred Stock, par value $.01 per share.

Common stock and additional paid-in capital for all prior years in the accompanying financial statements were previously restated to give effect to the reincorporation. The Company incurred $330,000 of costs in connection with the reincorporation in Delaware. Such expense is reflected as a reincorporation charge in the accompanying statement of operations. The reincorporation charge net of tax benefits was $198,000 or $.07 per share in 2001.

The Board of Directors has the authority to issue up to one million shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, and to determine the preferences, rights and qualifications or limitations of such series of Preferred Stock, without any further vote or action by the Company's stockholders.

3. Private placements of Common Stock and Warrants to purchase Common Stock

On October 26, 2000, the Company entered into subscription agreements for Common Stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI, and three members of the board of directors of the Company (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25, which expired on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales. The Warrants contained certain anti-dilution provisions.

In connection with the purchase by EHI and the Adam Smith Investors of the Company's Common Stock and Warrants, the Company, EHI and the Adam Smith Investors also entered into registration rights agreements which provide EHI and the Adam Smith Investors each with two demand registrations at any time following October 26, 2002.

On February 28, 2002, the Company sold to DuPont Electronic Technologies ("DuPont") 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after

3. Private placements of Common Stock and Warrants to purchase Common Stock (continued)

giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants. As a result of this sale, pursuant to the anti-dilution provisions of the Warrants issued in October 2000, the exercise price of the Warrants was reduced to $17.80 and the number of shares subject to the Warrants was increased to 429,775. The Warrants expired on October 26, 2003.

On October 1, 2002, EHI completed the sale of its microelectronics business (excluding optosemiconductors and power modules, but including the RF power business) to Infineon Technologies AG ("Infineon"). As part of this transaction, EHI transferred to Infineon 475,000 shares of the Company and the right to acquire 119,380 shares of the Company's common stock pursuant to the Warrants (which expired in October 2003), and EHI assigned to Infineon its rights in the following agreements between EHI and the Company: (i) the Stock Purchase and Exclusivity Letter Agreement, dated April 7, 2000, as amended by the letter agreement dated February 1, 2002; (ii) the Registration Rights Agreement, dated April 7, 2000; (iii) the Subscription Agreement, dated as of October 26, 2000; and (iv) the Registration Rights Agreement, dated October 26, 2000 (collectively, the "Agreements"). The Company also agreed to make certain modifications to the Agreements and the Warrants. These changes are reflected in the Modification Agreement, dated as of September 27, 2002, between the Company and Infineon.

In connection with DuPont's purchase of the Company's Common Stock, the Company and DuPont also entered into a Registration Rights Agreement which provides DuPont with two demand registrations at any time following February 28, 2004 and the right to register shares on Form S-3 up to twice per year at anytime after February 28, 2004.

4 Inventories

Inventories consist of the following:

	2003	2002
Finished goods	$ 121,613	$ 414,233
Work in process	1,806,000	2,019,779
Raw materials and purchased parts	1,260,333	1,581,319
	$ 3,187,946	$ 4,015,331

Total inventories are net of valuation allowances for obsolescence and cost overruns of $1,787,000 in 2003 and $1,816,000 in 2002. The Company disposed of $49,000 and $114,000 of obsolete inventories in 2003 and 2002, respectively.

5 Property, plant and equipment

Property, plant and equipment, which is carried at cost, consists of the following:

	2003	2002
Land and land improvements	$ 668,085	$ 766,694
Building	6,547,065	6,376,436
Machinery and equipment	22,185,711	21,726,180
Office equipment, furniture and fixtures	7,803,116	7,551,466
	$ 37,203,977	$ 36,420,776

6. Current and long-term debt

The Company was obligated under the following debt instruments at January 3, 2004 and December 28, 2002:

	2003	2002
The CIT Group/Business Credit, Inc. (A):		
Revolving line of credit, interest 1/2% above prime	$ 498,416	—
Term loan A, due October 8, 2008, variable interest above LIBOR or prime	1,425,000	—
Term loan B, due October 8, 2010, variable interest above LIBOR or prime	2,651,786	—
Fleet Bank (B):		
Revolving credit facility, interest 1/2% below prime	—	—
Mortgage loan, callable January 31, 2004, interest 1/2% below prime	—	$ 3,368,750
Term loan, callable January 31, 2004, interest LIBOR plus 2%	—	2,720,000
The Bank of Nova Scotia (C):		
Capital leases, interest 6.7%, due October 2004	43,339	70,553
Capital leases, interest 8.7%, due June 2005	180,841	202,420
Capital leases, interest 7.3%, due April 2006	161,287	167,435
Capital leases, interest 7.9%, due June 2006	136,628	140,020
First Insurance Funding Corp.-		
Note payable, insurance premiums, interest 6.75% due April 2004	65,214	—
	5,162,511	6,669,178
Less current portion	954,405	6,239,758
Long-term portion	$4,208,106	$ 429,420

(A) On October 8, 2003, the Company completed the refinancing of its revolving credit and term loan obligations with a new credit facility provided by The CIT Group/Business Credit, Inc. ("CIT") that provides for a three-year secured revolving credit, term loan and letter of credit facility for $9,250,000. All obligations due to Fleet Bank (B) were repaid from the proceeds of such refinancing.

The new financing agreement with CIT consists of a $5,000,000 revolving line of credit, that is temporarily reduced by $750,000 until certain conditions are met, a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this new financing agreement, the Company was required to place, over the life of the loan, $1,500,000 as restricted cash with CIT. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). At January 3, 2004, the Company had available borrowing capacity under its revolving line of credit of $3,750,000. The revolving line of credit bears interest at the prime rate plus 1/2 percent (currently 4.50%). The principal amount of Term Loan A is payable in 60 equal monthly installments of $25,000 and bears interest at the prime rate plus one percent (currently 5.0%). The principal amount of Term Loan B is payable in 84 equal monthly installments of $32,738 and bears interest at the prime rate plus one percent (currently 5.0%). At January 3, 2004, the Company, under

6. Current and long-term debt (continued)

the terms of its agreement with CIT, elected to convert $1,200,000 of Term Loan A and $1,800,000 of Term Loan B to LIBOR interest rate loans. The weighted average and current interest rates on such LIBOR interest rate loans was 4.44%. The current LIBOR interest rate options expire on April 13, 2004 and are expected to be renewed for six months at that time. The revolving line of credit and the term loans are secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial covenants. The Company was in compliance with these covenants at January 3, 2004.

(B) In April 2001, the Company commenced borrowing under a $7,500,000 revolving credit facility with Fleet Bank, at an interest rate of one-half percent below the bank's floating prime rate. The weighted average interest rate on the borrowings under this facility during 2002 was 4.22%, and the interest rate was 3.75% at December 28, 2002.

The Company successfully completed a private placement of 528,413 shares of Company Common Stock on February 28, 2002 that raised $5,284,000 before offering expenses. From the proceeds of that offering, the Company repaid the $5,000,000 then outstanding under the revolving credit facility.

During the first quarter of 2002, the Company obtained an increase of $2,500,000 in the Company's lines of credit with Fleet Bank to a total of $10,000,000, $3,500,000 of which consisted of a first mortgage originally callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility.

In December 2002 the Company borrowed $2,720,000 under a seven-year term loan with Fleet Bank, which lowered the amount then available under its revolving line of credit to $3,780,000. The interest rate on the borrowings under this facility was 3.42% at December 28, 2002.

The Company had not made any borrowings under the Fleet Bank revolving credit facility since December 2002.

The revolving credit facility, mortgage loan and term loan were secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica. The provisions of the revolving credit and term loan agreement required the Company to maintain certain financial covenants. At December 28, 2002, the Company was not in compliance with certain of these covenants.

On April 17, 2003, the Company and Fleet Bank entered into bank modification agreements, that waived compliance with certain covenants and further amended the applicable terms of the agreements and covenants. Under the amended loan agreements, Fleet Bank changed the maturity date of the Company's $3,500,000 first mortgage loan and the $2,720,000 term loan to January 31, 2004. In connection with these modification agreements, the Company paid a $100,000 fee to Fleet Bank and accelerated the amortization of deferred financing costs of $190,000 through October 8, 2003 (the date of the CIT refinancing). These loan agreements contained a material adverse change clause, under which Fleet Bank, in its good faith opinion, could determine that the Company was in default under the agreements. The Company believed that this clause was a Subjective Acceleration Clause as indicated in EITF 95-22, and, based upon the Company's assessment under those guidelines, among other factors, had classified the amounts as a current liability at December 28, 2002.

(C) Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $590,000 at January 3, 2004 and $559,000 at December 28, 2002.

At January 3, 2004 and December 28, 2002, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

The payments now required under the long-term obligations listed above during the years following January 3, 2004 are set forth below:

2004	$ 954,405
2005	890,735
2006	1,319,153
2007	692,856
2008	617,856
Thereafter	687,506
	$ 5,162,511

7. Accrued liabilities

Accrued liabilities consist of the following:

	2003	2002
Commissions	$ 458,282	$ 357,904
Vacation	195,351	172,144
Employee compensation	216,808	217,176
Warranty reserve	150,000	150,000
Deferred compensation	39,000	39,000
Restructuring	102,984	178,648
Other	549,450	426,437
	$1,711,875	$1,541,309

8. Stock option and stock purchase plans

Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of incentive and non-qualified stock options. The incentive options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than fair value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of January 3, 2004, options for the purchase of a total of 154,030 shares remained outstanding of which 148,530 are exercisable under the 1993 Option Plan, and options for 48,815 shares were available for future grant.

The non-qualified options under the 1993 Stock Option Plan may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

In 1997, the Company's stockholders approved a Long Term Incentive Plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this Plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. As of January 3, 2004, options for the purchase of 147,186 shares remain outstanding of which all are exercisable under the LTIP. Options for 71,738 shares were available for future grant under the LTIP.

8. Stock option and stock purchase plans (continued)

In 2001, the Company's stockholders approved the 2001 Stock Option Plan pursuant to which 175,000 shares of the Company's common stock were reserved for issuance of incentive and non-qualified stock options. The options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of January 3, 2004, options for the purchase of a total of 91,900 shares remained outstanding of which 86,900 are exercisable under the 2001 Stock Option Plan, and options for 83,100 shares were available for future grant.

The non-qualified options under the 2001 Stock Option Plan may also be granted to non-employee directors, provided the option price is at least equal to the fair market value on the date the option is granted. Annual options granted to non-employee directors are exercisable after the grant or at any time before the tenth anniversary of the grant.

In addition, non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable at $10.00 per share expiring September 1, 2006, as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

A summary of all stock option activity and information related to all options outstanding follows:

	2003		2002		2001	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Outstanding at beginning of year	$10.29	446,331	$10.11	454,834	$ 9.64	447,194
Granted	3.46	25,000	11.86	76,500	13.60	38,100
Exercised	—	—	9.62	(10,975)	6.93	(24,760)
Cancelled	11.34	(45,215)	11.17	(74,028)	10.60	(5,700)
Outstanding at end of year	9.76	426,116	10.29	446,331	10.11	454,834
Exercisable at end of year	$ 9.77	415,616	$ 9.90	377,431	$ 9.81	399,284
Option price range at end of year		$3.10 – $17.00		$4.90 – $17.00		$6.00 – $17.00
Weighted average estimated fair value of options granted during the year		$1.88		$3.10		$2.22

The following table sets forth information as of January 3, 2004 regarding weighted average exercise prices, weighted average remaining contractual lives and remaining outstanding options under the various stock option plans sorted by range of exercise price:

Options Outstanding				Options Exercisable	
Options Price Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 3.10 – $ 7.00	112,900	$ 5.99	5.8 years	107,900	$ 6.04
$ 7.01 – $10.00	128,101	$ 9.22	3.8 years	128,101	$ 9.22
$10.01 – $13.00	94,515	$10.09	3.9 years	94,515	$10.09
$13.01 – $17.00	90,600	$13.88	5.9 years	85,100	$13.90

In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity follows:

	2003		2002		2001	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Subscribed at beginning of year	$12.50	3,838	$12.50	19,339	$ 5.95	28,866
Subscribed	—	—	—	—	12.50	20,969
Purchased	4.04	(1,922)	5.47	(11,336)	5.97	(29,116)
Cancelled	12.50	(1,916)	12.50	(4,165)	12.50	(1,380)
Subscribed at end of year	—	—	$12.50	3,838	$12.50	19,339
Subscription price range end of year.		—		$ 12.50		$ 12.50
Weighted average estimated fair value of rights granted during the year		—		—		$ 3.07

There were no outstanding stock purchase plan subscriptions at January 3, 2004. As of January 3, 2004, 236,492 shares were available for future stock purchase plan subscriptions.

8. Stock option and stock purchase plans (continued)

2001 Key Employee Incentive Plan:

In June 2001, the stockholders of the Company approved the 2001 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period. Approximately 256,000 shares were reserved for issuance under the 2001 Key Employee Incentive Plan at January 3, 2004. No awards have been made under this plan.

As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income (loss) and earnings (loss) per share amounts as if the fair-value based method had been applied in measuring compensation costs.

As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 148. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2003, 2002 and 2001.

9. Income taxes

The provision (benefit) for income taxes consists of the following components:

	2003	2002	2001
Current tax provision (benefit):			
Federal	—	$ (282,000)	$ (4,000)
Foreign	$ (67,000)	(10,000)	(14,000)
State	—	22,000	(22,000)
	(67,000)	(270,000)	(40,000)
Deferred tax provision (benefit):			
Federal	—	645,000	(113,000)
Foreign	(42,000)	(138,000)	(52,000)
State	—	—	85,000
	(42,000)	507,000	(80,000)
Provision (benefit) for income taxes	$ (109,000)	$ 237,000	$ (120,000)

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at January 3, 2004 and December 28, 2002 are as follows:

	2003	2002
Current deferred tax assets:		
Inventory valuation allowance	$ 727,000	$ 570,000
Capitalized inventory costs	35,000	42,000
Warranty cost	65,000	64,500
Deferred compensation	17,000	17,000
Other	211,000	251,500
Current deferred tax assets	1,055,000	945,000
Non-current deferred tax assets:		
Deferred compensation	38,000	49,000
Net operating loss carryforwards	1,600,000	1,750,000
Capitalized leases	171,000	191,000
Research and development credits	308,000	160,000
Other	6,000	105,000
	2,123,000	2,255,000
Less valuation allowance	(1,550,000)	(1,350,000)
Non-current deferred tax assets	573,000	905,000
Non-current deferred tax liabilities:		
Depreciation and amortization	(1,308,000)	(1,676,000)
Research and development credits	(18,000)	(13,000)
Other	(81,000)	(14,000)
Non-current deferred tax liabilities	(1,407,000)	(1,703,000)
Net non-current deferred tax liabilities	(834,000)	(798,000)
Net deferred tax assets	$ 221,000	$ 147,000

The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income (loss) before income taxes as follows:

	2003	2002	2001
Statutory rate	(34.0)%	(34.0)%	(34.0)%
Effect of:			
State income tax, net of federal income tax effects	—	.8	43.3
Foreign sales corporation income	—	—	(41.6)
Research and development credits	(4.7)	(7.0)	(145.3)
Change in valuation allowance	19.5	55.3	—
Goodwill amortization	—	—	52.7
Tax effect of foreign operations	6.0	—	—
Other	2.5	(2.6)	(.2)
Effective tax rate	(10.7)%	12.5 %	(125.1)%

As of January 3, 2004, the Company had net operating loss carryforwards of approximately $3,800,000 for Federal income tax purposes and $3,400,000 for state income tax purposes which are available to offset future taxable income through 2023 and 2012, respectively. Also, the Company has approximately $700,000 of future Federal tax deductions related to the exercise of employee stock options, substantially expiring in 2020. In addition, the Company has Federal income tax credit carryforwards of approximately $110,000 expiring through 2023.

9. Income taxes (continued)

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000, in fiscal year 2002. The Company increased its domestic deferred tax asset valuation allowance by $200,000 to $1,550,000 in fiscal year 2003. The Company's domestic net deferred tax assets have been fully reserved as of January 3, 2004 and December 28, 2002.

The provision (benefit) for foreign income taxes is based upon foreign losses before income taxes as follows: $158,000 for 2003, $117,000 for 2002 and $20,000 for 2001.

Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At January 3, 2004, the cumulative earnings of foreign subsidiaries were approximately $700,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $100,000.

10. Business segment and geographic data

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 80% are located in the United States and 20% are located in Costa Rica.

Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

Information about the Company's operations in different industries and geographic areas follows. Operating income is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash and corporate expenses are immaterial. Intersegment sales and the resulting intersegment assets are principally due to transactions from the microwave micro-circuitry segment to the electronic components segment.

	2003	2002	2001
		(In thousands of dollars)	
Industry segments:			
Sales to unaffiliated customers:			
Electronic components	$ 23,962	$ 21,414	$21,383
Microwave micro-circuitry	3,709	3,966	4,686
Intersegment sales	(349)	(810)	(276)
Consolidated	$ 27,322	$ 24,570	$25,793
Loss before provision (benefit) for income taxes:			
Operating income (loss):			
Electronic components	$ (860)	$ (1,792)	$ (319)
Microwave micro-circuitry	4	70	206
Interest and other (expense) income, net	(167)	(176)	17
Consolidated	$ (1,023)	$ (1,898)	$ (96)
Identifiable assets:			
Electronic components	$ 28,695	$ 28,211	$29,983
Microwave micro-circuitry	5,783	4,767	5,426
Corporate	453	3,611	1,844
Intersegment assets	(46)	(102)	(260)
Consolidated	$ 34,885	$ 36,487	$36,993
Depreciation and amortization:			
Electronic components	$ 2,964	$ 2,681	$ 2,049
Microwave micro-circuitry	228	228	466
Consolidated	$ 3,192	$ 2,909	$ 2,515
Capital expenditures:			
Electronic components	$ 1,195	$ 2,732	$10,428
Microwave micro-circuitry	71	126	449
Consolidated	$ 1,266	$ 2,858	$10,877
Geographic areas:			
Sales to unaffiliated customers:			
North America	$ 22,389	$ 20,352	$20,471
Europe	2,802	2,742	3,795
Far East	1,616	1,279	1,278
Other	515	197	249
Consolidated	$ 27,322	$ 24,570	$25,793

10. Business segment and geographic data (continued)

The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, and General Dynamics Corporation. Sales to the foreign geographic area of Europe were 10.3%, 11.2% and 14.7% of net sales in 2003, 2002 and 2001, respectively. Sales to Lockheed Martin Corporation were 12.4%, 14.7% and 13.8% of net sales in 2003, 2002 and 2001, respectively. Sales to The Boeing Company were 16.1%, 11.0% and 15.0% of net sales in 2003, 2002 and 2001, respectively. Sales to Raytheon Company were 12.3% of net sales in 2003.

Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 48% and 59% of its receivables at January 3, 2004 and December 28, 2002, respectively, were from four and six customers, respectively. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

11. Net income per common share

The following table summarizes the calculation of basic and diluted net income (loss) per common share for 2003, 2002 and 2001:

	2003	2002	2001
Numerator:			
Net income (loss) available to common stockholders	$ (914,473)	$(2,135,467)	$ 24,079
Denominator:			
Weighted average shares outstanding for basic net income (loss) per share	3,120,557	3,073,703	2,623,924
Effect of dilutive securities – stock options	—	—	111,865
Weighted average shares outstanding for diluted net income (loss) per share	3,120,557	3,073,703	2,735,789
Net income (loss) per share – basic	$ (.29)	$ (.69)	$ .01
Net income (loss) per share – diluted	$ (.29)	$ (.69)	$ .01

At December 28, 2002, there were 429,775 common stock warrants outstanding excluded from the calculation of dilutive securities because the warrant exercise price of $17.80 was greater than the average market value of the common shares. The common stock warrants expired October 26, 2003 (see Note 3).

12. Commitments and contingencies

Lease commitments:

The Company leases real estate and equipment under operating leases expiring at various dates through February 2006, which includes a 36,200 square-foot manufacturing facility in Costa Rica. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

Total rent expense charged to operations amounted to $498,000 in 2003 and $471,000 in 2002. Total rental expense charged to operations amounted to $141,000 in 2001, which was net of $265,000 of construction period rent capitalized to fixed assets and $87,000 of amortization of facility sharing prepayments. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

2004	$451,000
2005	466,000
2006	74,000
2007	15,000
2008	10,000

Lease modification and facility sharing agreement:

The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer. On March 31, 2003, the Company relinquished the balance of the space to its customer. The completion of these transactions resulted in a gain of $71,000 during the second quarter of 2003. In connection with the 2001 agreement, the Company received $450,000 from its customer. The Company reduced its facility occupancy expenses by approximately $22,000, $87,000 and $87,000 in 2003, 2002 and 2001, respectively.

Capital leases included in property, plant and equipment at January 3, 2004 are as follows:

Machinery and equipment	$1,100,000
Less accumulated depreciation and amortization	510,000
Total	$ 590,000

Future minimum lease payments under capital leases and the present value of such payments as of January 3, 2004 is as follows (see Note 6):

2004	$231,000
2005	215,000
2006	131,000
Total minimum lease payments	577,000
Less amount representing interest	55,000
Present value of total minimum lease payments	$522,000

12. Commitments and contingencies (continued)

Purchase obligations:

The Company intends to issue commitments to purchase $1,000,000 of capital equipment from various vendors. Such equipment will be purchased and become operational during 2004.

Consulting and employment agreements; deferred compensation:

The Company has been a party to an employment agreement with its Chairman, President and Chief Executive Officer that provides him with a minimum annual salary of $240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2003, the amount of $56,000 principal and $7,000 of accrued interest was forgiven. During 2002, the amount of $56,000 principal and $12,000 of accrued interest was forgiven. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

A subsidiary of the Company entered into an employment agreement with the Founder and President Emeritus of FMI that provides for a minimum annual salary of $150,000 (Canadian). The term of the agreement ends on August 26, 2004, unless terminated pursuant to the terms of the agreement.

The Company is party to a consulting agreement with a former Vice President, which initial term ended February 2001 and automatically renewed pursuant to the terms of the agreement for an additional twelve-month period. The agreement will renew for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum payment of $24,000 per year and includes health insurance benefits.

The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

The Company is a party to a severance arrangement and consulting agreement effective October 2002, with a former Vice President, that provides for aggregate payments of approximately $72,000 through March 2005.

The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

In connection with certain of these consulting and retirement agreements that extend beyond one year described above, the Company is obligated to make the following deferred compensation payments:

2004	$101,000
2005	49,000
2006	39,000
2007	9,000
2008	9,000
2009	9,000
Total estimated future deferred compensation	216,000
Less amount representing interest	17,000
Present value of deferred compensation	$199,000

Litigation:

The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

13. Restructurings and related charges

During 2003 the Company reduced its headcount by 14 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges of $160,000, consisting of severance and certain other personnel costs, during the last three quarters of 2003. Such charges increased the net loss by $.05 per share. The Company paid $129,000 of these restructuring charges in 2003. Substantially all of the remaining 2003 restructuring charges will be paid in 2004.

As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 17 persons, principally involved in production, manufacturing support and sales during the second quarter of 2002. The Company recorded a personnel restructuring charge of $240,000, which increased the net loss by $150,000 or $.05 per share.

In November 2002, the Company reorganized its operations to reflect a more market-driven focus and to better support its customer base by combining all of its technologies into a single cohesive unit. This reorganization allowed the Company to increase the breadth of its product offerings and to offer more integrated solutions. The Company relinquished 8,200 square feet of space to a co-tenant on April 1, 2003 and moved its operations into another facility it was occupying. This restructuring reduced the Company's head count by 11 persons in the management, engineering, production, manufacturing support and sales functions. The Company's net loss for the fourth quarter increased by $270,000 or $.09 per share. The combined restructuring charges increased the net loss for 2002 by $510,000 or $.17 per share. Approximately $107,000 of the 2002 restructuring charges were paid in 2003 and substantially all of the remaining 2002 restructuring charges will be paid in 2004.

14. Related party transactions

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate of the Company's lending bank. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan, which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2003, the Company forgave $56,000 of principal and $7,000 of accrued interest and paid a tax gross-up benefit of $8,300. During 2002, the Company forgave $56,000 of principal and $12,000 of accrued interest and paid $10,700 for a tax gross-up benefit. During 2001, the Company forgave $56,000 of principal and $23,000 of accrued interest and paid a tax gross-up benefit of $11,000.

During fiscal years 2003, 2002 and 2001, respectively, the Company's General Counsel, KMZ Rosenman, was paid $359,000, $372,000 and $288,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of KMZ Rosenman but does not share in any fees paid by the Company to the law firm.

During fiscal years 2003, 2002 and 2001, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide outplacement services to the Company. The Company paid an aggregate of $40,000, $24,000 and $117,000 to these companies during 2003, 2002 and 2001, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During fiscal years 2003, 2002 and 2001, respectively, a director of the Company was paid $12,000, $36,000 and $40,300 for providing financial-related consulting services to the Company.

During each of fiscal years 2003, 2002 and 2001, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2003 and 2002, respectively, DuPont Electronic Technologies, a stockholder, was paid $109,000 and $36,000 for providing technological and marketing related personnel and services on a cost-sharing basis to the Company.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is priced at the fair market value of the Common Stock on the date of such grant. On June 24, 2003, non-qualified stock options to purchase an aggregate of 20,000 shares were issued to eight directors at an exercise price of $3.10 per share.

15. Stockholder Rights Plan

On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right.

QUARTERLY FINANCIAL INFORMATION

Summarized quarterly unaudited financial data reported for 2003 and 2002 follows:

2003	March 29	June 28	September 27	January 3
Net sales	$ 6,511,644	$ 6,612,597	$ 6,356,685	$ 7,841,170
Gross profit	2,451,941	2,554,080	2,201,162	3,369,584
Net income (loss)	(455,385)	(474,970)	(484,396)	500,278
Net income (loss) per share - basic	$ (.15)	$ (.15)	$ (.16)	$ .16
Net income (loss) per share - diluted	$ (.15)	$ (.15)	$ (.16)	$ .16

2002	March 30	June 29 (A)	September 28	December 28 (B)
Net sales	$ 6,850,587	$ 6,462,328	$ 5,938,929	$ 5,318,488
Gross profit	3,194,280	2,985,607	2,615,595	1,670,594
Net income (loss)	142,837	(54,199)	57,054	(2,281,159)
Net income (loss) per share - basic	$ .05	$ (.02)	$ .02	$ (.73)
Net income (loss) per share - diluted	$ .05	$ (.02)	$ .02	$ (.73)

(A) Reflects the effects of the second quarter 2002 restructuring charge of $240,000 which reduced net income by $150,000 or $.05 per share for the second quarter of 2002 (see Note 13).

(B) Reflects the effects of the fourth quarter 2002 restructuring charge which increased the net loss by $270,000 or $.09 per share for the fourth quarter of 2002, and a tax provision to establish a $645,000 valuation allowance (or $.21 per share) against deferred tax assets (see Note 9 and Note 13).

QUARTERLY COMMON STOCK DATA

	2003				2002			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Market price per share:								
High	$5.09	$3.80	$5.18	$6.80	$14.10	$12.40	$8.10	$6.55
Low	$4.50	$2.70	$3.20	$4.35	$11.50	$ 8.07	$6.00	$4.60

The Common Stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

The market price per share information is provided with regard to the high and low bid prices of the Common Stock of the Company on The American Stock Exchange during the periods indicated.

Directors and Officers

Directors

MASON N. CARTER (M)
Chairman, President and
Chief Executive Officer
Merrimac Industries, Inc.

ROBERT C. CARGO (A**)
Management Consultant
Chester, NJ

ALBERT H. COHEN (A)(C*)(M)
Asset Manager and
Management Consultant
Princeton, NJ

EDWARD H. COHEN (A*)(C)(G*)
Counsel
KMZ Rosenman
New York, NY

Dr. FERNANDO L. FERNANDEZ
Director of Institute
Technology Initiatives
Stevens Institute of Technology
Hoboken, NJ

Dr. JOEL H. GOLDBERG (C)(G)
Chairman and CEO
C.C.I. / SK Associates
Union, NJ

DAVID B. MILLER
Vice President and
General Manager
DuPont Electronic Technologies
Research Triangle Park, NC

Dr. ARTHUR A. OLINER
Engineering Consultant
Professor Emeritus of
Electrophysics
Polytechnic University
Brooklyn, NY

Dr. HAROLD J. RAVECHÉ (A)(G)
President
Stevens Institute of Technology
Hoboken, NJ

Officers

MASON N. CARTER
Chairman, President and
Chief Executive Officer

ROBERT V. CONDON
Vice President, Finance and
Chief Financial Officer

RICHARD E. DEC
Vice President,
Corporate Relations

ROCCO A. DeLILLO
Vice President,
Research and Development

MICHAEL GHADAKSAZ
Vice President,
Market Development

REYNOLD K. GREEN
Vice President and
General Manager

JAYSON E. HAHN
Vice President and
Chief Information Officer

JAMES J. LOGOTHETIS
Vice President and
Chief Technology Officer

MICHAEL PELENSKIJ
Vice President,
Manufacturing

Filtran Microcircuits Inc.

DENIS DUHAIME
Vice President and
General Manager

Corporate Data

Auditors

Ernst & Young LLP
MetroPark, NJ 08830

Legal Counsel

KMZ Rosenman
575 Madison Avenue
New York, NY 10022

Deutch & Associates LLC
843 Rahway Avenue
Woodbridge, NJ 07095

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
Tel 800.851.9677
www.melloninvestor.com

Annual Meeting

The Annual Meeting of Stockholders of Merrimac Industries, Inc. will be held at 10:00 a.m. on June 17, 2004 at:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531

Form 10-K

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for fiscal year 2003 is available upon written request to the Company:

Corporate Secretary
Merrimac Industries, Inc.
P.O. Box 986
West Caldwell, NJ 07006
rvc@merrimacind.com

Common Stock

The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

Stockholders inquiries regarding change of address and/or change of title should be sent to our Transfer Agent Mellon Investor Services LLC, shown above.

(A) Audit Committee Member
(C) Compensation Committee Member
(G) Governance and Nominating Committee Member
(M) Management Committee Member
* Committee Chair
** Financial Expert



Headquarters

Merrimac Industries, Inc.

41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531
www.merrimacind.com



Ultrapark

Multi-Mix Microtechnology®, S.R.L.

Zona Franca Ultrapark
Edificio 7B Entrada Sur
La Aurora, Heredia, Costa Rica 170-3006



Ottawa Business Park

Filtran Microcircuits Inc.

2475 Don Reid Drive
Ottawa, Ontario, Canada KIH IE2
Tel 613.737.0706
Fax 613.737.0495
www.filtranmicro.com

MERRIMAC